SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit 1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2009

Exhibit 2	Unaudited Interim Consolidated Financial Information of Brasil Telecom S.A. at June 30, 2009 (restated) and for the six months ended June 30, 2009 (restated) and 2008 (restated)

EXPLANATORY NOTE

This Amendment to our report on Form 6-K/A, which was originally furnished to the U.S. Securities and Exchange Commission (the “SEC”) on October 19, 2009 (the “Original Form 6-K”), is being filed solely for the purposes of amending the Original Form 6-K to restate our unaudited interim consolidated financial information at June 30, 2009 and for the six months ended June 30, 2009 and 2008 (the “Financial Statements”) to reflect a correction to the provision for contingencies previously recorded as of and for the six-month period ended June 30, 2009 relating to civil claims with respect to the rights of holders of Financial Participation Agreements, particularly in the State of Rio Grande do Sul (see notes 2(d), 21 and 31 to the Financial Statements). Therefore, the information included in the balance sheet as of June 30, 2009 and in the income statement and statements of changes to shareholders’ equity and cash flows for the six-month period ended June 30, 2009, note 6 (Other Operating Expenses, net), note 8 (Income and Social Contribution Taxes), note 13 (Escrow Deposits), note 21 (Provision for contingencies), note 29 (Summary of the difference between Brazilian GAAP and US GAAP), and note 30(b) (Segment Reporting) is being restated to adjust the accounting balances and disclosures to correct this error.

This Amendment has not been updated except as required to reflect the revisions stated above. This Amendment only amends and restates the Financial Statements and revises information in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2009 as required to reflect the revisions described above and does not reflect events that have occurred after the date on which the Original Form 6-K was furnished to the SEC, or modify or update other disclosures presented therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2010

BRASIL TELECOM S.A.

By:	/S/ JOÃO FRANCISCO DA SILVEIRA NETO
Name: João Francisco da Silveira Neto
Title: Officer

By:	/S/ JULIO CESAR PINTO
Name: Julio Cesar Pinto
Title: Officer